Exhibit 99.1

Corporación América Airports S.A. Reports 5.8% YoY Increase in Total Passenger Traffic in August 2018

Passenger traffic up 6.6% YoY in Argentina and 18.5% in Armenia, further supported by growth across most geographies

LUXEMBOURG--(BUSINESS WIRE)--September 17, 2018--Corporación América Airports S.A. (NYSE: CAAP), (“CAAP” or the “Company”) the largest private sector airport operator in the world by number of airports, reported today preliminary year-over-year passenger traffic growth of 5.8% in August 2018.

Passenger Traffic, Cargo Volume and Aircraft Movements Highlights
Statistics	Ago’18	Ago’17	% Var.	YTD’18	YTD’17	% Var
Domestic Passengers (thousands)	4,103	3,687	11.3%	29,362	26,953	8.9%
International Passengers (thousands)	2,526	2,521	0.2%	18,714	18,046	3.7%
Transit Passengers (thousands)	766	779	-1.6%	5,920	5,320	11.3%
Total Passengers (thousands)	7,395	6,987	5.8%	53,996	50,319	7.3%
Cargo Volume (thousand tons)	31.2	31.1	0.3%	259.1	237.0	9.4%
Total Aircraft Movements (thousands)	79.9	76.8	4.1%	587.6	562.1	4.6%

Passenger Traffic Overview

Total passenger traffic in August 2018 increased by 5.8% YoY, primarily reflecting growths of 6.6% in Argentina, 18.5% in Armenia, 4.3% in Italy and 2.3% in Brazil.

In Argentina, passenger traffic increased 6.6% YoY, mainly driven by a 15.1% growth in domestic traffic, partially offset by declines of 7.1% and 10.9% in international and transit passengers, respectively, reflecting more challenging macro conditions. Domestic traffic benefited from the incorporation of several new frequencies to existing routes, both domestic and international, that were added over the past 12 months. Several new airlines have announced they will start operating during the next months: Norwegian airlines plans to open seven domestic routes, Chilean low-cost company JetSmart expects to open international routes from Santiago de Chile and La Serena to three provinces in Argentina and LASA Airlines anticipates it will inaugurate domestic and international routes, operating from Neuquén Airport.

In Armenia, passenger traffic at Zvartnots Airport increased during this month mainly due to the increase in international passengers coming from the US during summer season. This increase was partially offset by a decrease in passengers coming from Russia and other European destinations. In Shirak Airport, passenger traffic benefited from the opening of new routes to new destinations in Russia.

In Italy, passenger traffic increased 4.3% YoY. Pisa Airport continued to reflect a considerable increase in passengers travelling to Russia, and at Florence Airport, the new route to Lisbon, Portugal, opened last June, continued to perform very well.

In Brazil, passenger traffic at Brasilia Airport increased 3.1% YoY, driven by the addition of new frequencies to existing routes in several domestic destinations by Gol, Latam and Azul. Moreover, Gol announced the opening of a new international route, that is expected to open in December, with six weekly flights between Brasilia, Brazil and Buenos Aires, Argentina.

In Uruguay, passenger traffic declined 6.0% mainly due to currency depreciation in neighboring countries Brazil and Argentina, which resulted in a decrease in passengers.

Cargo Volume and Aircraft Movements

Cargo volume remained relatively flat in August 2018. Brazil posted a 19.0% YoY increase, followed by an 11.0% increase in Ecuador. On the contrary, cargo volume declined by 9.3% in Armenia, due to reduced export activity to countries with political instability. In Argentina, cargo volume declined 4.9% YoY due to macro conditions.

Aircraft movements increased by 4.1% in August 2018 mainly driven by Peru and Armenia, which increased 19.3% and 10.9%, respectively, followed by Argentina, with an increase of 6.7%.

Summary Passenger Traffic, Cargo Volume and Aircraft Movements
	Ago’18	Ago’17	% Var.	YTD’18	YTD’17	% Var.
Passenger Traffic (thousands)
Argentina	3,507	3,290	6.6%	26,263	24,191	8.6%
Italy	917	880	4.3%	5,599	5,436	3.0%
Brazil	1,693	1,655	2.3%	13,468	12,720	5.9%
Uruguay	171	182	-6.0%	1,552	1,530	1.4%
Ecuador	417	383	8.9%	2,939	2,786	5.5%
Armenia	347	293	18.5%	1,873	1,664	12.6%
Peru	344	305	12.6%	2,301	1,992	15.5%
TOTAL	7,395	6,987	5.8%	53,996	50,319	7.3%

Cargo Volume (tons)
Argentina	17,386	18,290	-4.9%	151,881	135,865	11.8%
Italy	695	546	27.3%	7,469	6,961	7.3%
Brazil	5,439	4,571	19.0%	40,787	35,151	16.0%
Uruguay	2,044	2,145	-4.7%	17,532	17,847	-1.8%
Ecuador	3,168	2,855	11.0%	26,951	23,009	17.1%
Armenia	2,039	2,248	-9.3%	11,336	14,881	-23.8%
Peru	428	462	-7.2%	3,193	3,259	-2.0%
TOTAL	31,199	31,116	0.3%	259,148	236,974	9.4%

Aircraft Movements
Argentina	40,494	37,941	6.7%	298,659	277,892	7.5%
Italy	8,467	8,247	2.7%	53,049	53,513	-0.9%
Brazil	15,809	16,367	-3.4%	123,376	122,007	1.1%
Uruguay	2,362	2,393	-1.3%	22,871	22,218	2.9%
Ecuador	7,147	6,941	3.0%	52,141	53,802	-3.1%
Armenia	2,504	2,258	10.9%	15,886	14,317	11.0%
Peru	3,141	2,632	19.3%	21,666	18,309	18.3%
TOTAL	79,924	76,779	4.1%	587,648	562,058	4.6%

To obtain the full text of this press release, please click on the following link: http://investors.corporacionamericaairports.com

About Corporación América Airports

Corporación América Airports acquires, develops and operates airport concessions. The Company is the largest private airport operator in the world by the number of airports and the tenth largest based on passenger traffic. Currently, the Company operates 52 airports in 7 countries across Latin America and Europe (Argentina, Brazil, Uruguay, Peru, Ecuador, Armenia and Italy). In 2017, Corporación América Airports served 76.6 million passengers. The Company is listed on the New York Stock Exchange where it trades under the ticker “CAAP”. For more information, visit http://investors.corporacionamericaairports.com.

CONTACT:
Corporación América Airports S.A.
Gimena Albanesi, +5411 4852-6411
gimena.albanesi@caairports.com